ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700 fax +1-415-773-5759

www.orrick.com

October 31, 2008	Brett Cooper
(415) 773-5918
bcooper@orrick.com

VIA EDGAR

H. Christopher Owings, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Central Garden & Pet Company
Form 10-K Filed November 28, 2007
Definitive Proxy Statement on Schedule 14A Filed December 31, 2007
Form 10-Q Filed September 9, 2008
File No. 001-33268

Dear Mr. Owings:

This letter sets forth the responses of Central Garden & Pet Company (the “Company” or “Central”) to the comments set forth in the Staff’s letter dated October 17, 2008 in connection with the above filings filed with the Securities and Exchange Commission. For ease of reference, we have set forth each comment in the Staff’s letter followed by the Company’s response.

Annual Report on Form 10-K for Fiscal Year Ended September 29, 2007

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Policies, Estimates and Judgments. page 36

Goodwill, page 36

1.

Comment: We reviewed your response to comments six through eight in our letter dated August 25, 2008 and the proposed revision to your disclosure. Please note that you should also present an analysis of the uncertainties involved in measuring and recognizing an impairment of goodwill in your discussion of critical accounting policies. This analysis should include, to the extent material, a discussion of how accurate your estimates and assumptions have been in the past, how much your estimates and

H. Christopher Owings

Securities and Exchange Commission

October 31, 2008

assumptions have changed in the past and whether they are reasonably likely to change in the future. In addition, since you measure the fair value of your reporting units using present value techniques and changes in estimates of future cash flows, the discount rate and other key assumptions have a material effect on the fair value of your reporting units, you should provide an analysis of their sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material impact. This analysis should include quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information to investors. For example, since reasonably likely changes to estimates of future cash flows have a material impact on measurement of an impairment loss, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. Similar disclosures should be presented with respect to other critical accounting estimates. Please refer to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Response: The Company will revise its disclosure in Critical Accounting Policies, Estimates and Judgments and in the Notes to Consolidated Financial Statements as follows:

Goodwill

Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. Identifiable intangible assets acquired in business combinations are recorded based on their fair values at the date of acquisition. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and identifiable intangible assets with indefinite lives are not subject to amortization but must be evaluated for impairment.

We test goodwill for impairment annually (on the first day of the fourth fiscal quarter), or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, by initially comparing the fair value of each of our four reporting units to their related carrying values. If the fair value of the reporting unit is less than its carrying value, we perform an additional step to determine the implied fair value of goodwill associated with that reporting unit. The implied fair value of goodwill

H. Christopher Owings

Securities and Exchange Commission

October 31, 2008

is determined by first allocating the fair value of the reporting unit to all of its assets and liabilities and then computing the excess of the reporting unit’s fair value over the amounts assigned to the assets and liabilities. If the carrying value of goodwill exceeds the implied fair value of goodwill, such excess represents the amount of goodwill impairment, and, accordingly, we recognize such impairment. Our goodwill impairment analysis also includes a comparison of the aggregate estimated fair value of all four reporting units to our total market capitalization.

Determining the fair value of a reporting unit involves the use of significant estimates and assumptions. The estimate of fair value of each of our reporting units is based on our projection of revenues, gross margin, operating costs and cash flows considering historical and estimated future results, general economic and market conditions as well as the impact of planned business and operational strategies. We base our fair value estimates on assumptions we believe to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. The valuations employ present value techniques to measure fair value and consider market factors.

Key assumptions used to determine the fair value of each reporting unit as of our fiscal 2007 annual testing date (July 1, 2007) were: (a) expected cash flow for the period from 2008 to 2013; and (b) a discount rate of 9%, which was based on management’s best estimate of the after-tax weighted average cost of capital. Based upon the results of our July 1, 2007 analysis, no impairment of goodwill was indicated.

As of the end of the first quarter on December 29, 2007, due to the continuing challenging business conditions and the significant decline in our market capitalization, we concluded there was an indication of possible impairment at that date. Certain key assumptions used to determine the fair value of each reporting unit as of December 29, 2007 were changed to reflect: (a) significant reductions in future expected cash flows for the period from 2008 to 2013 due to the continuing soft economy, weakness in the housing sector and other reasons; and (b) a discount rate of 15%, which was based on management’s best estimate of the after-tax weighted average cost of capital, adjusted for the Company’s increased level of financial risk and the increased risk associated with our future operations. Based on our updated analysis and the sustained decline in

H. Christopher Owings

Securities and Exchange Commission

October 31, 2008

market capitalization, we concluded that there was an impairment of goodwill and, thus, recognized a non-cash charge of $400 million in the first quarter of fiscal 2008, comprised of $202 million relating to our Garden segment and $198 million relating to our Pet segment.

As of December 29, 2007, if forecasted cash flows had been 10% lower than estimated, the resulting goodwill impairment charge would not have changed. As of December 29, 2007, if the discount rate applied in our analysis had been 10% higher than estimated, the resulting goodwill impairment charge would not have changed. Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units in the future and could result in additional impairment of goodwill.

We performed our annual goodwill impairment test as of June 29, 2008. Key assumptions used to determine the fair value of each reporting unit as of our fiscal 2008 annual testing date (June 29, 2008) were: (a) expected cash flow for the period from 2009 to 2014; and (b) a discount rate of XX%, which was based on management’s best estimate of the after-tax weighted average cost of capital, adjusted for the increased risk associated with our future operations and credit profile.

Based on our analysis, we concluded                     .

As of June 29, 2008, if forecasted cash flows had been 10% lower than estimated,                     . As of June 29, 2008, if the discount rate applied in our analysis had been 10% higher than estimated, the                     . Changes in the judgments and estimates underlying our analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units in the future and could result in additional impairment of goodwill.

2.

Comment: We also reviewed your disclosures regarding the goodwill impairment charge in subsequent filings on Form 10-Q, particularly those in recent developments on page 18 of Form 10-Q for the fiscal quarter ended June 28, 2008. You disclose that the non-cash impairment charge was not reflective of past results or your long-range forecast

H. Christopher Owings

Securities and Exchange Commission

October 31, 2008

which continues to project growth and margin improvement and that you placed greater emphasis on current stock trading values than on your forecasts in performing your impairment assessment according to current accounting convention. Yet, in your response to comments six through eight in our letter dated August 25, 2008, you state that your revised projections demonstrated significant reductions in forecasted cash flows and that you increased the discount rate to reflect the increased risk associated with your future operations and credit profile. Please explain to us why your disclosure is inconsistent with your response to our comments. Also, since you are able to reasonably reconcile the aggregate fair value of your reporting units using present value techniques to your total market capitalization, tells us the rationale for your disclosure regarding the current accounting convention to place greater emphasis on current trading values.

Response: The intent of the Company’s disclosure was to highlight its consideration of the comparison of the aggregate estimated fair value of all its reporting units combined to its total market capitalization. The Company will revise its future disclosures to eliminate the fourth paragraph under Goodwill on page 18 of its Form 10-Q. The Company’s proposed disclosure noted in the response to Comment 1 will be the only disclosure included in Critical Accounting Policies and Notes in future Form 10-K’s and in Form 10-Q’s, as appropriate.

Consolidated Financial Statements

Note 15. Business Segment Data, page 64

3.	Comment: We reviewed your response to comment one in our letter dated August 25, 2008. Please disclose the dollar amount of revenues from external customers for each class of similar products for each year presented rather than the percentage of revenues for each class of similar products which represented more than 10% of consolidated revenue. Refer to paragraph 37 of SFAS 131.

Response: The Company will disclose the dollar amount of revenues rather than the percentage of revenues.

H. Christopher Owings

Securities and Exchange Commission

October 31, 2008

Definitive Proxy Statement on Schedule I 4A Filed December 31, 2007

Compensation Discussion and Analysis, page 8

Process, page 8

4.	Comment: We reviewed your responses to comments 14 and 18 in our letter dated August 25, 2008. In your response to comment 14 you state that “[w]hen evaluating corporate performance, the Committee considers metrics such as revenue, earnings per share, return on equity, return on investment and return on net assets.” In your response to comment 18 you restate the following language from page 10 of your proxy: “in determining the bonuses for fiscal 2006, the Committee considered ... specific elements of the Company’s financial performance in fiscal 2006, including the increase in revenue, earnings per share, return on equity, return on investment and return on net assets compared to 2005.” We note your response that the “Committee does not use formulas when setting actual bonuses, but rather considers various factors based on its detailed knowledge of the Company.” Please tell us specifically how the Committee evaluates and considers these metrics and the “various factors [considered by the Committee] based on its detailed knowledge of the Company.” For example, please tell us:

•	if the Committee considered all of these metrics when it determined 2006 cash bonus amounts,

•	if the Committee considered additional metrics when it determined 2006 cash bonus amounts,

•	if the Committee considered the attainment of certain targets for one or more of these metrics,

•	if the Committee considered only the Company’s growth in these metrics or if they also considered trends in these metrics within your industry,

•	how you calculate return on investment,

•	how you calculate return on net assets, and

•	if the Committee considered or evaluated any other factors to determine cash bonus amounts.

H. Christopher Owings

Securities and Exchange Commission

October 31, 2008

With respect to the fourth bullet, you disclose at the bottom of page 10 of the Proxy that “the Company does not have a policy regarding the recovery or adjustment of awards based on Company performance if the relevant financial measures are restated.” This disclosure suggests that the Committee may have considered specific targets for these financial metrics.

Response: The Compensation Committee considered a subset of the performance metrics in determining bonuses for fiscal 2006. In particular, the Committee considered the revenue, earnings per share and earnings before interest, taxes, depreciation and amortization, or EBITDA. In addition, the Committee considered the number and size of acquisitions successfully completed in fiscal 2006. The Committee considered each of these measures against the comparable prior year performance and the Company’s internal budget for fiscal 2006, as opposed to particular targets. The Committee did not consider trends in these metrics within the Company’s industries.

In reaching its decisions, the Committee considered that, in fiscal 2006, revenue increased approximately 17% from the prior year and approximately 10% from budget; earnings per share increased approximately 14% from the prior year consistent with the Company’s budget; and EBITDA increased approximately 34% from the prior year and approximately 17% from budget.

The Company calculates return on investment as the sum of net income and tax adjusted interest expense divided by the average of debt and equity. Annual return on net assets is calculated as EBITDA for the period divided by the average net assets including goodwill multiplied by 100. The Committee did not consider these metrics in fiscal 2006. If such metrics are material to the Committee’s bonus determinations in the future, the Company will disclose how such metrics are calculated.

The Committee also considered the individual qualitative factors mentioned in the CD&A. No single factor was material in the Committee’s decisions.

With respect to the disclosure relating to the lack of a recoupment policy, the Company did not intend to suggest that the Committee considered specific targets for these measures. The language was intended to state that the Company does not have a policy that would require the Company to adjust or seek to recover a portion of a bonus if a metric that was a material factor in the Committee’s decision-making process, such as revenue or EBITDA in fiscal 2006, was reduced by a subsequent restatement.

H. Christopher Owings

Securities and Exchange Commission

October 31, 2008

Potential Payments Upon Termination, page 20

5.	Comment: We reviewed your response to comment 20 in our letter dated August 25, 2008. Please provide us with your intended disclosure for future filings based on information disclosed in the above-referenced documents.

Response: Following is the intended disclosure for future proxy statement filings based on the fiscal 2007 information.

Potential Payments Upon Termination

SEC regulations require that we estimate the value of severance benefits payable to the named executive officers assuming that the triggering event (a termination without cause) occurred on September 29, 2007, the last day of our 2007 fiscal year.

Name	Salary Continuation	Post- Employment Consulting Payments	Health and Employee Benefits	Accrued Vacation	Other		Total
Glenn W. Novotny[1]	$480,590	$125,272	$4,714	$176,683	$507,349	[2]	$1,294,608
Stuart W. Booth	—	$62,424	—	—	—		$62,424
William E. Brown	—	—	—	—	—		—
James V. Heim	$415,000	$120,000	—	—	—		$535,000
Bradley P. Johnson[3]	$104,483	—	$6,953	$39,346	$370,416	[4]	$521,198

(1)	Effective October 21, 2007, Mr. Novotny resigned from his position as President and Chief Executive Officer of the Company and from the Board of Directors. Pursuant to a separation agreement dated October 30, 2007, he will remain an employee of the Company through June 15, 2008 and will receive the payments and benefits set forth in the table.

(2)

Consists of (i) payments on a leased automobile through May 2008, with an estimated value of $8,781, (ii) retention as his own property of Company provided laptop, blackberry and cellular telephone, with an estimated value of $2,488 and (iii) the value of (a) all restricted stock issued under a restricted stock award agreement dated November 7, 2005 and (b) all stock options granted under the Company’s 2003 Omnibus Equity Incentive Plan for which vesting is extended through November 10, 2008. The market value of the restricted stock that will

H. Christopher Owings

Securities and Exchange Commission

October 31, 2008

vest through November 10, 2008 and the difference between the exercise price and the market value of the options that will vest that will vest through November 10, 2008 (calculated based on the closing sale prices of the Common and Class A Common Stock on September 28, 2007, the last trading day in fiscal 2007) is $496,080.

(3)	Effective October 26 2007, Bradley P. Johnson resigned from his position as President Garden Group. Pursuant to a separation agreement dated October 26, 2007, he will remain an employee of the Company through December 31, 2008 and will receive the payments and benefits set forth in the table.

(4)	Consists of (i) a lump sum payment of $332,998 on the last Company payroll date in 2007 and (ii) auto allowance and monthly mortgage differential payments until January 1, 2008, with an estimated value of $37,418.

Stuart W. Booth

Mr. Booth is a party to a Post-Employment Consulting Agreement pursuant to which he has committed to make himself available to the Company for consulting services for 10 hours per month for two years after termination of employment with the Company. Mr. Booth will receive $2,601 per month (subject to a 2% upward adjustment annually) for such consulting services. This agreement contains confidentiality and non-competition provisions.

James V. Heim

Pursuant to Mr. Heim’s employment agreement, if Mr. Heim is terminated without cause he will be entitled to continue to receive his base salary for one year. Mr. Heim is also party to a Post-Employment Consulting Agreement pursuant to which he has committed to make himself available to the Company for consulting services for 10 hours per month for two years after termination of employment with the Company. Mr. Heim will receive $5,000 per month (subject to a 2% upward adjustment annually) for such consulting services. This agreement contains confidentiality and non-competition provisions. Cause is defined in the employment agreement as follows: (a) fraud, theft or embezzlement of Company assets, criminal conduct or any other act of moral turpitude by which is materially injurious to the Company, (b) an act or omission constituting negligence or misconduct which is materially injurious to the Company, (c) a material violation of this Agreement by Executive, which is not cured within 30 days after written

H. Christopher Owings

Securities and Exchange Commission

October 31, 2008

notice thereof, (d) the abuse of alcohol or drugs, (e) failure to comply with the lawful directives of the Board of Directors, (f) a material violation of any securities law, regulation or compliance policy of the Company, (g) executive’s death or incapacity exceeding four (4) months. Further, if Mr. Heim resigns (upon 30 days notice) because of an alleged material breach of the employment agreement by the Company (relocating Mr. Heim’s primary office location outside a 50 mile radius surrounding Napa, California is considered a material breach under the employment agreement); if the breach is not cured by the Company within the 30 day notice period, Mr. Heim will be entitled to the same post-employment termination payments described above.

If you have any questions about this filing, please contact me at (415) 773-5918 or Stuart W. Booth, the Company’s Chief Financial Officer at (925) 948-3675.

Very truly yours,

/s/ Brett E. Cooper
Brett E. Cooper

cc:	Catherine Brown, Staff Attorney

Adam Phippen, Staff Accountant

William E. Brown

Stuart W. Booth

Michael D. Rudy, Deloitte & Touche LLP

John F. Seegal, Orrick, Herrington & Sutcliffe LLP

H. Christopher Owings

Securities and Exchange Commission

October 31, 2008

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged:

/s/ Stuart W. Booth
Stuart W. Booth
Executive Vice President and Chief Financial Officer